vnu

82-2876

03007108

03 MAR -4 AM 7:21

Press release

Date February 25, 2003

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

APPOINTMENT VNU CORPORATE STAFF

Haarlem, The Netherlands – VNU, a leading international media and information company, today announced that **Mr. P.M. Wortel** will join the Corporate Communications / Investor Relations department on March 1st, 2003. As Vice President Investor Relations of this department, Peter Wortel's main focus will be on the company's investor relations' activities in the United States.
In this position he will report to Rob de Meel, Senior Vice President Corporate Communications / Investor Relations.

Previously, Peter Wortel held several senior financial positions in the banking world amongst others as Head of Equity Research at NIB Capital Bank N.V. and as recent past Chairman of the Dutch Society of Financial Analysts (VBA).

VNU

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4.3 billion.

Press contacts	Maarten Schikker	telephone	+ 31 23 546 36 00
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

SUPPL

dlw 3/6

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

vnu

03 MAR -4 AM 7:21

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	February 25, 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release:

APPOINTMENT VNU CORPORATE STAFF - Mr. P.M. Wortel VP Investor Relations dated February 25, 2003.

With kind regards,
VNU bv

Rob de Meel
Director

1.1.001 02.99

vnu

Press release

Date February 25, 2003

APPOINTMENT VNU CORPORATE STAFF

Haarlem, The Netherlands – VNU, a leading international media and information company, today announced that **Mr. P.M. Wortel** will join the Corporate Communications / Investor Relations department on March 1st, 2003. As Vice President Investor Relations of this department, Peter Wortel's main focus will be on the company's investor relations' activities in the United States.
In this position he will report to Rob de Meel, Senior Vice President Corporate Communications / Investor Relations.

Previously, Peter Wortel held several senior financial positions in the banking world amongst others as Head of Equity Research at NIB Capital Bank N.V. and as recent past Chairman of the Dutch Society of Financial Analysts (VBA).

VNU

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4.3 billion.

Press contacts	Maarten Schikker	telephone	+ 31 23 546 36 00
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

1.1.001 02.99